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                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                           Report of Foreign Issuer



                     Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934



                         For the month of October 2001



                                   Oce N.V.
                (Translation of registrants name into English)


                   St. Urbanusweg 43, Venlo, The Netherlands
                   (Address of principal executive offices)
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Oce N.V.
--------

Consolidated Statement of         Quarter    Nine Months
                                  -------    -----------
Operations for the nine months    ended      ended
                                  -----      -----
from December 1, 2000 till        August 31  August 31
                                  ---------  ---------
August 31, 2001
 ................................................................................
Results in millions         2000    2001     2001    2000     2001     2001
                            -----   ------   ----    ------   ------   ----
except per share*          (Euro)   (Euro)   US$     (Euro)   (Euro)   US$
                            -----   ------   ----    ------   ------   ----

Revenues from sales,
rentals and service          754.5   759.9   690.8  2,227.1  2,282.1  2,074.4
Interest from
financial leases              29.0    32.0    29.0     83.9     94.2     85.6

Total revenues               783.5   791.9   719.8  2,311.0  2,376.3  2,160.0

Cost of sales,
rentals and service          458.0   479.4   435.7  1,336.2  1,416.2  1,287.3

Gross margin                 325.5   312.5   284.1    974.8    960.1    872.7

Operating expenses           266.5   264.0   240.0    783.2    797.4    724.8

Operating income              59.0    48.5    44.1    191.6    162.7    147.9

Financing expenses (net)      15.1    17.0    15.5     44.1     52.4     47.6

Income before income
taxes, equity in income
of unconsolidated
companies and minority
interests                     43.9    31.5    28.6    147.5    110.3    100.3

Income taxes                  13.3     9.8     8.9     43.0     34.2     31.1

Income before equity in
income of unconsolidated
companies and minority
interests                     30.6    21.7    19.7    104.5     76.1     69.2

Equity in income
of unconsolidated
companies                      0.1      --      --      0.1       --       --

Income before
minority interests            30.7    21.7    19.7    104.6     76.1     69.2

Minority interests
in net income of
subsidiaries                   0.8     0.5     0.5      2.3      1.7      1.6

Net income                    29.9    21.2    19.2    102.3     74.4     67.6

Net income attributable
to holders of ordinary
shares                        29.0    20.3    18.4     99.6     71.7     65.2

Cash flow                     77.8    69.3    63.0    247.5    216.1    196.4
EBITDA                       106.9    96.7    87.9    336.8    304.4    276.7

Average number of
outstanding ordinary
shares (x 1,000)            84,995  85,508  85,508   84,116   85,618   85,618

 ................................................................................
Per ordinary share            2000    2001    2001     2000     2001     2001
                              ----    ----    ----     ----     ----     ----
                              (Euro)  (Euro)  US$      (Euro)   (Euro)   US$
                              ----    ----    ----     ----     ----     ----

Net income                    0.34    0.24    0.22     1.18     0.84     0.76
Cash flow                     0.90    0.80    0.73     2.91     2.49     2.27

*
The company reports in Euro (Euro). As a convenience for US readers, the results for 2001 and 2000 have been converted at US$ 0.9090: (Euro) 1, the noon buying rate of August 31, 2001. This compares with US$ 0.8878: (Euro) 1 used at this time last year.
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Venlo, The Netherlands, October 5, 2001: Results for the nine months and the third quarter of fiscal 2001 were published today by Oce N.V., the Dutch based supplier of digital document systems and services (NASDAQ-OCENY).


Oce results nine months 2001

Revenues          US $2,160.0 million (+3%)
Operating income  US $147.9 million (-15%)
Net income        US $67.6 million   (-27%)

During the nine months revenues increased by 3% to US $2,160 million.
This increase was attributable in full to exchange rate effects. Compared to last year, sales of machines were lower in all Strategic Business Units; this is a consequence of the sharp decline in economic growth, which is causing customers to postpone their investment decisions. Revenues from Facility Services, software and services were higher than in the previous year.
Against the background of this deteriorating economic climate, operational expenses were kept well under control whilst stocks and debtors were reduced. Additional cost savings and working capital reductions will be implemented.

Net income for the nine months decreased by 27% to US $67.6 million or US $0.76 per share based on 85,617,609 shares, being the weighted average number of ordinary shares outstanding, compared to US $93.0 million or US $1.07 per share, based on 84,115,814 shares, being the weighted average number of ordinary shares outstanding at the end of the nine months of fiscal 2000.

Revenues in Wide Format Printing Systems increased during the nine months by 4% to US $605 million. Of this, 1% was autonomous growth.

Revenues from software and service revealed a healthy rate of growth.
Revenues in Document Printing Systems remained constant at US 1,021 million. The autonomous decrease in revenues amounted to 2%. Facility Services booked strong autonomous growth (+23%).

In Production Printing Systems revenues increased by 7% to US $534 million. Autonomous growth amounted to 2%. Exchange rate effects had a positive influence of 3% and acquisitions contributed 2%. Revenues from service and software developed favorably during the first nine months.

The gross margin decreased to 40.4% of total revenues (2000: 42.2%). This decrease was mainly due to product mix effects, particularly caused by the increasing share of Facility Services in total revenues, volume effects in manufacturing capacity and price competition.

Operating income decreased by 15% to US $147.9 million.

Operating expenses increased by 2% compared to 2000.

Financing expenses (net) increased by 19% to US $47.6 million.

Net income attributable to holders of ordinary shares decreased by 28% to US $65.2 million.

Cash flow (net income plus depreciation) amounted to US $196 million (2000:
US $225 million).
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Oce results third quarter 2001

Revenues            US $719.8 million (+1%)
Operating income    US $44.1 million (-18%)
Net income          US $19.2 million (-29%)

Continued slowdown in machine sales
Growth in software and service

Third quarter net income decreased by 29% to US $19.2 million or US $0.22 per share based on 85,508,417 shares, being the weighted average number of ordinary shares outstanding, compared to US $27.2 million or US $0.31 per share based on 84,994,876 shares, being the weighted average number of ordinary shares outstanding at the end of the third quarter of fiscal 2000.

In Wide Format Printing Systems (WFPS) revenues rose by 2% to US $205 million. The autonomous decrease in revenues was 1%. This decrease is due to a slowdown in the sales of machines. Nevertheless the market share remained unchanged.

In Document Printing Systems (DPS) revenues decreased by 2% and stood at US $336 million. The autonomous decrease amounted to 5%. Increases in revenues from Facility Services, software and other services were not sufficient to offset the decline in machine sales. The start-up of production of the newly launched machines, the high volume DPS400 and the CPS700 color system, has progressed well. Demand for both these products clearly exists, but the hesitancy to invest also seems to be adversely affecting the DPS400.

Production Printing Systems (PPS) enjoyed a good quarter. Revenues increased by 7% to US $179 million. The autonomous increase in revenues amounted to 3.5%. During the quarter a substantial order was booked and delivered in the United States. Despite this, no improvement has been achieved in the order portfolio due to the continuing, poor investment climate.

Operating income amounted to US $44.1 million, which was 18% lower than in 2000 (US $53.6 million). This was chiefly due to the decline in the operating margin, which fell from 41.5% to 39.5%. The main factors that led to this decrease were: reduced volumes in manufacturing, price competition and a changed product mix. The latter effect is attributable in part to the growing importance of Facility Services in total revenues.

Operating expenses decreased by 1% compared to 2000. Net income attributable to holders of ordinary shares decreased by 30% to US $18.4 million; higher financing expenses and an increase in the effective tax rate contributed to this decrease.

Cash flow decreased to US $63.0 million (2000: US $70.7 million). To cover existing option commitments Oce bought in two million of its own shares during the third quarter.

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Prospects
Certainly in view of the recent tragic events in the United States it is not possible at the moment to make a reliable estimate of the results for the full financial year.

Interim dividend 2001
In respect of the 2001 financial year an unchanged interim dividend of Euro 0.15 will be distributed. The interim dividend will be made available entirely in cash and will become available for payment as from October 19, 2001.

Oce N.V.
October 5, 2001
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                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Oce N.V.
                                 ----------------------------------------------
                                                   (Registrant)


                                 By:  /s/ R.L. van Iperen
                                      -----------------------------------------
                                      Chairman of the Board of
                                 Executive Directors
                                      (Principal Executive Officer)

Dated:  October 12, 2001